Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Further update on the Algal Bloom in Chile Region X

With reference to the stock exchange announcement on 3 March 2016.

As stated in the stock exchange announcement on 1 March 2016 all fish are covered by insurance.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.